Mail Stop 4561

August 5, 2008

Henry H. Graham, Jr.
Chief Executive Officer
TNS, Inc.
11480 Commerce Park Drive
Suite 600
Reston, VA 20191

       Re: TNS, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed March 17, 2008
                Form 8-K Filed May 5, 2008
                File No. 001-32033

Dear Mr. Graham:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                              Sincerely,

                              Mark Kronforst
                              Accounting Branch Chief